April 11, 2005


Julia A. Davis
General Counsel
DSW Inc.
3241 Westerville Road
Columbus, Ohio 43224

	Re: 	DSW Inc.
      Form S-1 filed March 14, 2005
		File No. 333-123289

Dear Ms. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
On March 15, 2005, Retail Ventures, Inc. issued a press release regarding your initial public offering that you have posted on your website.  The press release included information in addition to that
permitted by Rule 134 under the Securities Act.  Please advise us how
this press release is consistent with Section 5 of the Securities
Act
and how you intend to address this situation.   1.
In connection with the separation of DSW from Retail Ventures, you disclose that the Value City Term Loan Facility will be amended by changing the terms of the warrants to grant holders either the right to acquire Retail Ventures shares or DSW shares. Also, in connection with the amendment of the Value City Senior Subordinated Convertible
Facility, Retail Ventures has agreed to issue convertible warrants giving the holders the right either to acquire Retail Ventures shares or DSW shares. Please advise us of the exemption from registration that will be relied upon to amend the terms of the warrants and to issue new warrants following the filing of this registration statement.2.
3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and beneficial ownership information. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
4. Provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

Summary, page 1
5. Revise the first paragraph to clarify this summary highlights the
"material" information regarding the offering.
6. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. Please revise to eliminate the competitive strengths and growth strategy sections since that information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.
7. Please avoid reliance on defined terms like those in the second introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June
7, 1999) sample comment 5.

Risk Factors, page 10
8. Please revise your risk factors to eliminate language like "we cannot predict with certainty" or "we cannot assure you." For example, we note the risk factor on page 10, "We may be unable to open all the stores contemplated by our growth . . .," and the risk factor on page 12, "We rely on a single distribution center . . . .."
The real risk is the circumstances you describe, not your inability to give assurances or predict with certainty.
In order for investors to better understand the magnitude of the risk involved, please quantify to the extent practicable the cost associated with the opening of each new store ("We intend to open new
DSW stores at an increased rate . . .," page 10) and your reliance on foreign sources of production ("We rely on foreign sources of production for our merchandise . . .," page 14).9.
Please remove from your risk factors language that mitigates the risk you describe. For example, on page 12 in your discussion of the risks of relying on a single distribution center, you indicate "[a]lthough [you] believe that [y]our receiving and distribution process and infrastructure will support [y]our anticipated growth in
2005," you may need to increase distribution capacity. Please review your risk factors to eliminate mitigating language.10.

We face significant security risks . . ., page 15
Please revise this risk factor caption to refer specifically to the
March 2005 theft of credit card and other purchase information.11.

After this offering, Retail Ventures and SSC . . ., page 16
12. Please revise the risk factor caption to indicate that Retail
Ventures and SSC may compete directly against you following the initial public offering.

Some of our directors and officers may also serve as directors or officers . . ., page 17
13. Please revise to identify any DSW officer or director who currently serves as an officer or director of Retail Ventures.

Use of Proceeds, page 23
14. Revise to quantify the approximate amount of proceeds intended to be used for each purpose articulated. See Item 504 of Regulation
S-
K. Also, disclose the current rate of interest related to the note.

Unaudited Pro Forma Condensed Consolidated Statement of Income, pages
28 and 29
15. Supplementally tell us in greater detail how you factually support the estimate of incremental costs associated with the operation of DSW as a separate entity. Unless your estimate is based on firm contractual employment agreements, shared services agreement, etc. for all costs included in your assumptions we believe that disclosure would more appropriately be reflected in a note to the pro-forma financial statements as forward-looking information for the reader rather than as a pro forma adjustment. Please advise or revise.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Please discuss whether you expect revenues, operating expenses, etc.
to increase, decrease, or remain constant, and explain why. Similarly, please identify and discuss any industry trends or uncertainties that will impact your revenues, costs, etc. For example, we note that net sales per average gross square foot have declined since 2002. Please discuss the reasons for the decreases and whether you expect these decreases to have a negative effect on revenues.16.
17. When citing multiple reasons for an increase or decrease in your results of operations, please quantify each to the extent practicable. For instance, when explaining the increase in net sales for the thirty-nine weeks ended October 30, 2004, please separately quantify the amount of the increase associated with the increased number of stores.

Separation Agreements, page 35
Here or in your full discussion of these agreements, clarify which of the shared services you expect to be provided for a longer or shorter period than the initial term of the Shared Services Agreement.18.
19. You state that you intend to enter into a new secured revolving credit facility, and your disclosure discusses the expected terms of the proposed credit facility. Please provide updated and detailed disclosure to provide more certainty about the credit facility once more information is available, and file the corresponding documents once the terms have been finalized. In that description, include disclosure of the covenants with which you must comply. Include prominent risk factor disclosure regarding any remaining uncertainty.
Similarly, please continue to update the disclosure regarding your board composition and the separation agreements.

Liquidity and Capital Resources, page 42
20. Please revise your filing to discuss, with specificity, the total amount of store expansion costs anticipated for 2005-2009 and how the company intends to finance the costs associated with the planned opening of 150 stores. Based on disclosures elsewhere in your filing, it appears that the total cost of your proposed expansion would be $255 million on the basis of $1.7 million for each store opening. Our estimate does not contemplate the additional capital requirements likely required to expand distribution capacity to service the additional stores you plan to open. Please refer to Item
303 of Regulation S-K for guidance.

Contractual Obligations, page 46
21. We note in Footnote 3 that store lease terms generally require additional payments to the landlord covering real estate taxes, maintenance, and insurance. We also note that you have excluded these items from the table of contractual obligations. Please include a note to the table to specify that the operating lease obligations figure does not include these amounts, if material. Provide a context for the reader to understand the impact of these charges on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Business, page 49
22. Please provide support for your statements of leadership. For example, we note the statement on page 49 that you are a "leading specialty brand footwear retailer" and on page 50 in the "The Breadth of Our Product Offerings" section that you "believe that [y]our typical store offers the largest selection of brand name and designer merchandise."

Industry Overview and Competition, page 57
23. Please provide brief background information regarding NPD Fashionworld. Also, provide support for the industry statistics cited in this section. Tell us whether the information you cite from these reports is publicly available? If not, you should obtain appropriate consent to cite these reports in your filing.

Intellectual Property, page 58
24. Please list the duration of your material trademarks and service marks.

Legal Proceedings, page 59
25. Please include all of the information required by Item 103 of Regulation S-K when describing material legal proceedings. For example, with respect to the class action, you should identify the name of the court in which the proceedings are pending, the date instituted and the parties to the litigation.

Summary Compensation Table, page 65
26. Please tell us why you believe it is appropriate to include one year of compensation disclosure for DSW`s executive officers under
Item 402 of Regulation S-K. Please address each of the items considered in Item 402 interpretation 3S in the First Supplement to the Manual of Publicly Available Telephone Interpretations (March
1999).
Employment Agreements, page 72
27. Please discuss the full terms of the employment agreements with your officers. We note, for example, that the employment with Ms. Ferree does not specify the minimum annual increases to her base salary. Please specify the "certain personal benefits" that Ms. Ferree will receive.

Certain Relationships and Related Party Transactions, page 76
28. Please discuss the dollar amount of the various related-party transactions you have disclosed. For instance, we note the agreement with Filene`s basement for atrium space and Union Station store guaranty discussed on page 83.

Tax Separation Agreement, page 78
29. Please disclose the circumstances under which you will have to right to review and comment on pro forma tax returns.
30. We note that DSW will be responsible for 50% of the costs associated with maintaining the Retail Ventures tax department. Please disclose the amount of Retail Ventures` business that DSW represents relative to the amount of tax costs for which it will be responsible.

Principal Shareholders, page 87
Please identify the beneficial owners that have the ultimate voting or investment control over the shares of Schottenstein Stores
Corporation, Cerberus Partners L.P. and Back Bay Capital Funding
LLC
listed in the beneficial ownership table.  31.

Certain U.S. Federal Income and Estate Tax Considerations, page 98
32. Please revise the heading "Certain U.S. Federal Income and
Estate
Tax Considerations" and the first paragraph on page 98 to indicate that you have described the material U.S. federal income tax consequences.
33. We note that you intend to file an opinion of counsel regarding
"certain tax matters." Please identify counsel in this disclosure and provide this opinion at your earliest convenience.

Underwriting, page 100
34. Please tell us about the underwriters` electronic distribution procedures and discuss how the underwriters ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:
* the communication used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website or on the underwriters` website, including screen shots. Also, please provide us with any email messages that the underwriters intend to use. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
35. Please explain whether you plan to have a directed share program for employees and others. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. Will any electronic communications or procedures be used by the underwriter or company, such as e-mail? When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?

Lock-Up Agreements, page 101
Please tell us what factors Lehman Brothers Inc. would take into consideration in deciding whether to consent to a disposition of securities prior to the expiration of the lock-up. What is Lehman`s past experience in this regard? Also, briefly describe the "exceptions" you mention that you and the other entities listed agreed upon relating to the transfer of disposition of the common shares and related securities. 36.



Legal Matters, page 104
37. Specify the "certain legal matters" that will be passed upon by the entities mentioned under this section.

Where You Can Find More Information, page 104
38. We note your statement that disclosure in this document is "not necessarily complete." Please be sure that you discuss in the body of the prospectus the material provisions of the material contracts or documents filed and revise to clarify that such descriptions are materially complete.

Financial Statements
General
39. Please update your financial statements in accordance with the requirements of Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2
40. Please obtain and file a signed copy of the audit report, with the city and state from which the report was issued.
41. It appears that the scope paragraph to the audit report has been revised to include the suggested language from AU Section 9508.17. To further clarify this matter, please revise to also include the following sentence from AU 9508.18 "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." This sentence should precede the suggested language from AU Section 9508.17.

Consolidated Statements of Operations, page F-4
42. Please revise your statements of income, here and throughout your filing, to clarify that costs of sales exclude depreciation and amortization. Please refer to SAB Topic 11:B.

General
43. We note that you have disclosed one reportable segment in your financial statements. We assume that your DSW store operations and leased store operations both meet the definition of an operating segment as defined by paragraph 10 of SFAS 131, but that for reporting purposes you have aggregated them into one reportable segment. Based on your disclosure in Management`s Discussion and Analysis and the Business section, the manner in which you earn revenues displays dissimilarity among the two businesses. Based on the nature of the two operations we assume that they may also generate dissimilar gross margins. Although in both cases you are selling shoes in a leased store, it appears that you are providing a service in the leased store operations for which you receive a percentage of sales, whereas in the DSW retail stores you assume all the risks and rewards of store operations. We understand that the leased store operations may not meet the quantitative thresholds in paragraph 18 of SFAS 131. Please note that for purposes of applying paragraph 19 of SFAS 131 you may only combine operating segments that do not meet the quantitative thresholds with other operating segments that do not meet the quantitative thresholds to produce a reportable segment if the operating segments share a majority of the aggregation criteria in paragraph 17. Operating segments that are not reportable segments may be combined and disclosed in an "All Other" category. Please help us better understand your determination to report in one reportable segment or revise your filing accordingly.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Sales and Revenue Recognition, page F-10
44. Please revise the footnote to clarify the difference between revenue recognition from DSW retail operations and leased store operations. In addition, discuss, for each agreement, how and when sales data from leased stores are provided to DSW Inc. management in order to calculate the amount of revenue earned for any given period.

Part II

Item 14.  Indemnification of Directors and Officers
45. Rather than simply citing to statutes, charter provisions or by-laws or copying specific provisions and including those provisions in this document, you should revise your disclosure to describe the general effect of the statutes, by-laws, contract or other arrangements listed in this section. For example, we note that you include the full text of specific statutes but that the statutes do not explain other sections to which they refer, including section 1701.95.




Exhibits
46. Please file all required exhibits with enough time for us to review them before requesting effectiveness. We note your plan to enter into various agreements related to the separation from Retail
Ventures and that you intend to enter into a new credit facility before consummation of this offering.



****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ta Tanisha Henderson at (202) 942-2958 or George Ohsiek, Accounting Branch Chief, at (202) 942-2905 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Howard M. Baik at
(202) 942-1963 or to Ellie Quarles, Special Counsel, at (202) 942-
1859.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc (via fax):	Robert M. Chilstrom, Esq.

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Julia A. Davis
DSW Inc.
April 11, 2005
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